FOR IMMEDIATE RELEASE	NASDAQ: TRIL
TSX: TRIL

TRILLIUM THERAPEUTICS APPOINTS MICHAEL KAMARCK, PH.D., TO ITS BOARD OF DIRECTORS

Industry Veteran Brings Deep Biologics Manufacturing Experience to Trillium Board

CAMBRIDGE, MA, September 18, 2020 - Trillium Therapeutics Inc. ("Trillium" or the "Company") (NASDAQ/TSX: TRIL), a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer, today announced the appointment of pharmaceutical industry leader Michael Kamarck, Ph.D., to its Board of Directors, effective immediately.

"We are excited to welcome Dr. Kamarck to the board of directors" said Robert L. Kirkman, M.D., Chair of Trillium Therapeutics.  "His long experience and expertise with the development and manufacturing of biologic products will be of particular value as Trillium is preparing to scale up its clinical development activities, with multiple phase 2 programs expected to start next year."

Dr. Kamarck has significant expertise in biologics manufacturing and a breadth of management and technical experience, having served in senior leadership positions at a number of leading pharmaceutical companies during a career that spans over 25 years. He currently serves as Chief Technology Officer for Vir Biotechnology, Inc., where he manages a multi-modality technical approach to the development of treatments for serious infectious diseases such as COVID-19, influenza and hepatitis B.

"I am honored to join Trillium's Board and look forward to contributing my knowledge in pharmaceutical research, technical operations and biologics manufacturing as the company advances towards clinical and commercial success," said Dr. Kamarck. "This is truly an exciting time for Trillium, which is well positioned to become a leading player in the CD47 field, with a unique pipeline of two differentiated agents that are showing best-in-class potential."

Before joining Vir, Dr. Kamarck was Senior Vice President of Global Vaccines and Biologics Manufacturing and President of Merck BioVentures where he was instrumental in establishing Merck's global biosimilars business. Prior to Merck, Dr. Kamarck held various senior executive positions at Wyeth Pharmaceuticals, including President, Technical Operations and Product Supply, and was responsible for establishing a global biotechnology network with $3.5 billion of capital investment to manufacture several blockbuster products, including Enbrel (etanercept). He began his pharmaceutical career at Bayer serving in numerous roles in research and technical operations, including Senior Vice President of Operations for Bayer Biologicals.

Dr. Kamarck received his B.A. from Oberlin College, his Ph.D. in biochemistry from Massachusetts Institute of Technology and was a Leukemia Society Fellow at Yale University. He has authored more than 50 peer-reviewed publications and has 20 issued patents.

About Trillium Therapeutics

Trillium is an immuno-oncology company developing innovative therapies for the treatment of cancer. The company's two clinical programs, TTI-621 and TTI-622, target CD47, a "don't eat me" signal that cancer cells frequently use to evade the immune system.

For more information visit: www.trilliumtherapeutics.com

Caution Regarding Forward-Looking Information

This press release contains forward-looking statements within the meaning of applicable United States securities laws and forward-looking information within the meaning of Canadian securities laws (collectively, "forward-looking statements"). Forward-looking statements in this press release include statements about, without limitation, the expected timing of the release of further data on Trillium's TTI-621 and TTI-622 studies and the belief that Trillium's programs could achieve best-in class status. With respect to the forward-looking statements contained in this press release, Trillium has made numerous assumptions regarding, among other things: the impact of the Covid-19 pandemic on its operations, the effectiveness and timeliness of preclinical and clinical trials; and the completeness, accuracy and usefulness of the data. While Trillium considers these assumptions to be reasonable, these assumptions are inherently subject to significant scientific, business, economic, competitive, market and social uncertainties and contingencies. Additionally, there are known and unknown risk factors that could cause Trillium's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained in this press release. A discussion of risks and uncertainties facing Trillium appears in Trillium's Annual Information Form for the year ended December 31, 2019 filed with Canadian securities authorities and on Form 40-F with the U.S. Securities Exchange Commission, each as updated by Trillium's continuous disclosure filings, which are available at www.sedar.com and at www.sec.gov. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Trillium disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

Investor Relations:

James Parsons

Chief Financial Officer

Trillium Therapeutics Inc.

416-595-0627 x232

james@trilliumtherapeutics.com

www.trilliumtherapeutics.com

Media Relations:

Mike Beyer
Sam Brown Inc.
312-961-2502

mikebeyer@sambrown.com